Exhibit 99.1

Unaudited Condensed Interim Consolidated Financial Statements and Notes

FOR THE THREE AND NINE MONTHS ENDING SEPTEMBER 30, 2018

PAN AMERICAN SILVER CORP.	48

Condensed Interim Consolidated Statements of Financial Position (unaudited, in thousands of U.S. dollars)

	September 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents (Note 18)	$186,424	$175,953
Short-term investments (Note 5)	66,233	51,590
Trade and other receivables	86,666	109,746
Income taxes receivable	26,664	16,991
Inventories (Note 6)	220,014	218,715
Derivative financial instruments (Note 4a)	1,414	1,092
Assets held for sale	—	7,949
Prepaid expenses and other current assets	11,616	13,434
	599,031	595,470
Non-current assets
Mineral properties, plant and equipment (Note 7)	1,314,881	1,336,683
Long-term refundable tax	582	80
Deferred tax assets	13,575	2,679
Investment in associates (Note 9)	70,748	55,017
Other assets	2,313	346
Goodwill	3,057	3,057
Total Assets	$2,004,187	$1,993,332

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$121,580	$139,698
Loans payable	—	3,000
Derivative financial instruments (Note 4a)	—	1,906
Current portion of provisions (Note 11)	4,774	8,245
Current portion of finance lease (Note 12)	6,353	5,734
Income tax payable	22,738	26,131
	155,445	184,714
Non-current liabilities
Long-term portion of provisions (Note 11)	57,432	61,248
Deferred tax liabilities	154,122	171,228
Long-term portion of finance lease (Note 12)	2,086	1,825
Deferred revenue (Note 9)	13,501	12,017
Other long-term liabilities (Note 13)	25,428	26,954
Share purchase warrants (Note 9)	14,571	14,295
Total Liabilities	422,585	472,281

Equity
Capital and reserves (Note 14)
Issued capital	2,319,801	2,318,252
Share option reserve	22,460	22,463
Investment revaluation reserve	170	1,605
Deficit	(765,733)	(825,470)
Total Equity attributable to equity holders of the Company	1,576,698	1,516,850
Non-controlling interests	4,904	4,201
Total Equity	1,581,602	1,521,051
Total Liabilities and Equity	$2,004,187	$1,993,332
Commitments and Contingencies (Notes 4, 21)
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON NOVEMBER 6, 2018

"signed"	Ross Beaty, Director	"signed"	Michael Steinmann, Director

PAN AMERICAN SILVER CORP.	49

Condensed Interim Consolidated Income Statements (unaudited, in thousands of U.S. dollars except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Revenue (Note 19)	$187,717	$190,791	$611,138	$590,797
Cost of sales
Production costs (Note 15)	(150,597)	(109,829)	(379,459)	(360,973)
Depreciation and amortization	(37,880)	(28,594)	(110,044)	(88,648)
Royalties	(3,652)	(4,550)	(16,072)	(15,701)
	(192,129)	(142,973)	(505,575)	(465,322)
Mine operating (loss) earnings	(4,412)	47,818	105,563	125,475

General and administrative	(5,675)	(5,613)	(17,199)	(16,665)
Exploration and project development	(3,008)	(7,528)	(7,629)	(15,486)
Foreign exchange (losses) gains	(3,140)	(1,852)	(9,732)	771
Gains (losses) on commodity and foreign currency contracts (Note 4d)	1,767	(307)	4,406	2,447
Gains on sale of mineral properties, plant and equipment	225	651	8,029	985
Share of (loss) income from associate and dilution gain (Note 9)	(411)	373	13,861	1,793
Other expense	(273)	(3,258)	(864)	(1,494)
(Loss) earnings from operations	(14,927)	30,284	96,435	97,826

Loss on derivatives (Note 4d)	(238)	—	(1,018)	—
Investment income	317	540	1,144	619
Interest and finance expense (Note 16)	(2,301)	(2,504)	(5,834)	(4,832)
(Loss) earnings before income taxes	(17,149)	28,320	90,727	93,613
Income tax recovery (expense) (Note 20)	7,915	(10,494)	(15,109)	(19,826)
Net (loss) earnings for the period	$(9,234)	$17,826	$75,618	$73,787

Attributable to:
Equity holders of the Company	$(9,460)	$17,256	$74,103	$72,099
Non-controlling interests	226	570	1,515	1,688
	$(9,234)	$17,826	$75,618	$73,787

(Loss) earnings per share attributable to common shareholders (Note 17)
Basic (loss) earnings per share	$(0.06)	$0.11	$0.48	$0.47
Diluted (loss) earnings per share	$(0.06)	$0.11	$0.48	$0.47
Weighted average shares outstanding (in 000’s) Basic	153,301	153,173	153,302	153,024
Weighted average shares outstanding (in 000’s) Diluted	153,485	153,422	153,515	153,324

See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	50

Condensed Interim Consolidated Statements of Comprehensive (Loss) Income (unaudited, in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net (loss) earnings for the period	$(9,234)	$17,826	$75,618	$73,787
Items that may be reclassified subsequently to net earnings:
Unrealized net gains (losses) on short-term investments (net of $nil tax in 2018 and 2017) (Note 2b)	318	(434)	661	(566)
Reclassification adjustment for realized (gains) losses on short-term investments to earnings (Note 2b)	(164)	151	(494)	111
Total comprehensive (loss) earnings for the period	$(9,080)	$17,543	$75,785	$73,332

Total comprehensive (loss) earnings attributable to:
Equity holders of the Company	$(9,306)	$16,973	$74,270	$71,644
Non-controlling interests	226	570	1,515	1,688
	$(9,080)	$17,543	$75,785	$73,332
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	51

Condensed Interim Consolidated Statements of Cash Flows (unaudited, in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Cash flow from operating activities
Net (loss) earnings for the period	$(9,234)	$17,826	$75,618	$73,787

Current income tax expense (Note 20)	8,160	12,615	43,902	36,171
Deferred income tax recovery (Note 20)	(16,075)	(2,121)	(28,793)	(16,345)
Interest expense (recovery) (Note 16)	118	855	(795)	(1,463)
Depreciation and amortization	37,880	28,594	110,044	88,648
Accretion on closure and decommissioning provision (Note 11)	1,631	1,493	4,893	4,480
Unrealized losses (gains) on foreign exchange	4,538	373	10,685	(745)
Gain on sale of mineral properties, plant and equipment	(225)	(651)	(8,029)	(985)
Project development write-down	—	1,898	—	1,898
Other operating activities (Note 18)	23,565	2,045	(2,100)	4,966
Changes in non-cash operating working capital (Note 18)	4,184	6,915	636	(3,484)
Operating cash flows before interest and income taxes	$54,542	$69,842	$206,061	$186,928

Interest paid	(424)	(682)	(1,267)	(1,954)
Interest received	437	393	1,383	1,048
Income taxes paid	(12,856)	(5,760)	(63,129)	(40,754)
Net cash generated from operating activities	$41,699	$63,793	$143,048	$145,268

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(33,555)	$(31,999)	$(102,046)	$(105,759)
Acquisition of mineral interests	—	—	(7,500)	(20,219)
Net purchase of short-term investments	(3,520)	(12,497)	(15,534)	(13,564)
Proceeds from sale of mineral properties, plant and equipment	298	251	15,777	1,638
Purchase of shares in associate (Note 9)	—	(2,473)	—	(2,473)
Net proceeds (payments) from commodity, diesel fuel swaps, and foreign currency contracts	1,478	1,861	1,160	(652)
Net cash used in investing activities	$(35,299)	$(44,857)	$(108,143)	$(141,029)

Cash flow from financing activities
Proceeds from issue of equity shares	$455	$85	$1,081	$2,578
Distributions to non-controlling interests	(306)	—	(862)	(738)
Dividends paid	(5,367)	(3,830)	(15,918)	(11,484)
Repayment of credit facility	—	(36,200)	—	(36,200)
Repayment of short-term loans	—	(2,500)	(3,000)	—
Payment of equipment leases	(2,171)	(1,275)	(5,688)	(3,198)
Net cash used in financing activities	$(7,389)	$(43,720)	$(24,387)	$(49,042)
Effects of exchange rate changes on cash and cash equivalents	10	(130)	(47)	(84)
Net (decrease) increase in cash and cash equivalents	(979)	(24,914)	10,471	(44,887)
Cash and cash equivalents at the beginning of the period	187,403	160,908	175,953	180,881
Cash and cash equivalents at the end of the period	$186,424	$135,994	$186,424	$135,994
Supplemental cash flow information (Note 18).
See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	52

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2016	152,334,652	$2,303,978	$22,946	$434	$(931,060)	$1,396,298	$2,706	$1,399,004
Total comprehensive earnings
Net earnings for the year	—	—	—	—	120,991	120,991	2,460	123,451
Other comprehensive income	—	—	—	1,171	—	1,171	—	1,171
	—	—	—	1,171	120,991	122,162	2,460	124,622
Shares issued on the exercise of stock options	307,266	3,604	(998)	—	—	2,606	—	2,606
Shares issued as compensation	135,404	2,020	—	—	—	2,020	—	2,020
Share-based compensation on option grants	—	—	515	—	—	515	—	515
Acquisition of mineral interests	525,654	8,650	—	—	—	8,650	—	8,650
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(87)	(87)	(965)	(1,052)
Dividends paid	—	—	—	—	(15,314)	(15,314)	—	(15,314)
Balance, December 31, 2017	153,302,976	$2,318,252	$22,463	$1,605	$(825,470)	$1,516,850	$4,201	$1,521,051
Impact of adopting IFRS 9 (Note 2b)	—	—	—	(1,602)	1,602	—	—	—
Balance, January 1, 2018 (restated)	153,302,976	$2,318,252	$22,463	$3	$(823,868)	$1,516,850	$4,201	$1,521,051
Total comprehensive earnings
Net earnings for the period	—	—	—	—	74,103	74,103	1,515	75,618
Other comprehensive income	—	—	—	167	—	167	—	167
	—	—	—	167	74,103	74,270	1,515	75,785
Cancellation of expired shares	(121,439)	—	—	—	178	178	—	178
Shares issued on the exercise of stock options	125,762	1,367	(286)	—	—	1,081	—	1,081
Shares issued as compensation	10,338	182	—	—	—	182	—	182
Share-based compensation on option grants	—	—	283	—	—	283	—	283
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(50)	(50)	(812)	(862)
Dividends paid	—	—	—	—	(16,096)	(16,096)	—	(16,096)
Balance, September 30, 2018	153,317,637	$2,319,801	$22,460	$170	$(765,733)	$1,576,698	$4,904	$1,581,602

PAN AMERICAN SILVER CORP.	53

Condensed Interim Consolidated Statements of Changes in Equity (unaudited, in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2016	152,334,652	$2,303,978	$22,946	$434	$(931,060)	$1,396,298	$2,706	$1,399,004
Total comprehensive earnings
Net earnings for the period	—	—	—	—	72,099	72,099	1,688	73,787
Other comprehensive loss	—	—	—	(455)	—	(455)	—	(455)
	—	—	—	(455)	72,099	71,644	1,688	73,332
Shares issued on exercise of stock options	303,668	3,571	(993)	—	—	2,578	—	2,578
Shares issued as compensation	12,291	217	—	—	—	217	—	217
Share-based compensation on option grants	—	—	415	—	—	415	—	415
Acquisition of mineral interests	525,654	8,650	—	—	—	8,650	—	8,650
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(27)	(27)	(711)	(738)
Dividends paid	—	—	—	—	(11,484)	(11,484)	—	(11,484)
Balance, September 30, 2017	153,176,265	$2,316,416	$22,368	$(21)	$(870,472)	$1,468,291	$3,683	$1,471,974
 See accompanying notes to the condensed interim consolidated financial statements.

PAN AMERICAN SILVER CORP.	54

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

1. NATURE OF OPERATIONS
Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American Silver Corp. is incorporated and domiciled in Canada, and its office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America and Mexico.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Preparation
These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). As a result, these unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed with certain disclosures from the Annual Financial Statements omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2017.
The Company’s interim results are not necessarily indicative of its results for a full year.

b.	Changes in Accounting Policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2017, except for the following:
Financial Instruments
On January 1, 2018, the Company adopted, retrospectively without restatement, IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments with a single, forward-looking 'expected loss' impairment model and significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. There was no impact from IFRS 9 on the Company's classification and measurement of financial assets and liabilities except for equity securities as described below.
Under IFRS 9, subsequent to initial recognition, financial assets are classified and measured at either: amortized cost, fair value through other comprehensive income ("FVTOCI") or at fair value through profit or loss ("FVTPL"). The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.
IFRS 9 introduced a single expected credit loss impairment model for financial assets measured at amortized cost and for debt instruments at FVTOCI, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.
IFRS 9 changed the requirements for hedge effectiveness and consequently for the application of hedge accounting which did not impact the Company. As the Company does not apply hedge accounting, either under IAS 39 or IFRS 9, the adoption of IFRS 9 with regards to hedge accounting did not impact the Company or its accounting policies.
The Company has not restated comparative 2017 information for financial instruments in the scope of IFRS 9. Therefore, the comparative 2017 information is reported under IAS 39 and is not comparable to the information presented for 2018. Differences arising from the adoption of IFRS 9 have been recognized directly in retained earnings

PAN AMERICAN SILVER CORP.	55

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

as of January 1, 2018. The adoption of IFRS 9 did not result in a change in carrying value of any of our financial instruments on the transition date. The main area of change was the accounting for equity securities previously classified as available for sale.
In accordance with IFRS 9 guidance, investments in equity securities that are neither subsidiaries nor associates (“equity securities”) are categorized as FVTPL unless they are designated as FVTOCI. Further, investments in equity securities, previously classified as available for sale, are now classified at FVTPL. As of January 1, 2018 equity securities are measured at FVTPL, prior to this and under IAS 39 these assets were initially recorded at fair value with subsequent measurements recorded at FVTOCI. The Company continued to designate its short term investments other than equity securities as financial assets at FVTOCI. This change in measurement classification resulted in an adjustment to opening retained earnings on January 1, 2018 for the historical unrealized gains and losses on the Company’s existing equity securities investments. The adjustment was $1.6 million with a corresponding adjustment to accumulated other comprehensive income.
The following table summarizes the classification and measurement of the Company’s financial assets prior to January 1, 2018 in accordance with IAS 39, compared to the new classification as of January 1, 2018, in accordance with IFRS 9:

Financial Asset	IAS 39 Classification / Measurement	IFRS 9 Classification and Measurement
Cash and cash equivalents	Loans and receivables / Amortized cost	Amortized cost
Short-term investments - equity securities	Available-for-sale / FVTOCI	FVTPL
Short-term investments - other than equity securities	Available-for-sale / FVTOCI	FVTOCI
Trade receivables from provisional concentrates sales	FVTPL	FVTPL
Receivable not arising from sale of metal concentrates	Loans and receivables / Amortized cost	Amortized cost
Derivative financial assets	Held-for-trading / FVTPL	FVTPL
Additional disclosures have been presented in Note 4a as a result of adopting IFRS 9.
Revenue Recognition
The Company adopted IFRS 15 which replaced IAS 11 - Construction Contracts; IAS 18 - Revenue, and other revenue interpretations.
IFRS 15 requires either a full retrospective application, whereby comparative information is restated in accordance with IFRS 15, or a modified retrospective application, whereby the cumulative impact of adoption is recognized in opening retained earnings, as of January 1, 2018, and comparative period balances are not restated. The Company elected to apply the modified retrospective approach, though the new standard had no cumulative impact as at January 1, 2018.
IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer, and introduces a revenue recognition model under which an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This new framework did not result in a change in the way the Company recognizes or measures revenue. Further, the standard introduces the concept of performance obligations that are defined as ‘distinct’ promised goods or services, and requires entities to apportion revenue earned to the distinct performance obligations on a relative stand-alone selling price basis.  The Company may from time to time enter into concentrate contracts where the Company is responsible for shipping and insurance costs necessary to bring the goods to a named destination after the date on which control of the goods is transferred to the customer.  Accordingly, under IFRS 15, a portion of the revenue earned under such contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over the time the obligations are fulfilled.  There were no such contracts in 2017, nor in the three and nine months ended September 30, 2018.

PAN AMERICAN SILVER CORP.	56

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The Company's revenue recognition policy in accordance with IFRS 15 is as follows:
Revenue Recognition: Revenue associated with the sale of commodities is recognized when control of the asset sold is transferred to the customer. Indicators of control transferring include an unconditional obligation to pay, legal title, physical possession, transfer of risk and rewards and customer acceptance. This generally occurs when the goods are delivered to a loading port, warehouse, vessel or metal account as contractually agreed with the buyer; at which point the buyer controls the goods. In cases where the Company is responsible for the cost of shipping and certain other services after the date on which control of the goods transfers to the customer, these other services are considered separate performance obligations and thus a portion of revenue earned under the contract is allocated and recognized as these performance obligations are satisfied.
The Company’s concentrate sales contracts with third-party buyers, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the transaction price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.
Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices and estimated quantities. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices resulting in the receivable being recorded at FVTPL.
IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold are not significant and does not constrain the recognition of revenue
Refining and treatment charges under the sales contracts are netted against revenue for sales of metal concentrate.
Other Narrow Scope Amendments
The Company has adopted IFRIC interpretation 22 - Foreign Currency Transactions and Advanced Consideration, and narrow scope amendments to IFRS 2 - Share-based Payment, which did not have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

c.	Accounting Standards Issued But Not Yet Effective
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.
IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 - Leases which replaces IAS 17 - Leases and its associated interpretative guidance, including IFRIC 4 and SIC 15. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes for lessees to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases less than 12 months in duration or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.

PAN AMERICAN SILVER CORP.	57

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The Company plans to apply IFRS 16 at the date it becomes effective and has selected the modified retrospective transition approach, which does not require restatement of comparative periods; instead, the cumulative impact of applying IFRS 16 will be accounted for as an adjustment to equity at the start of the accounting period in which it is first applied.
The Company anticipates that the adoption of IFRS 16 will result in an increase in the recognition of lease assets and liabilities in the Statement of Financial Position at January 1, 2019. IFRS 16 will further result in increased depreciation and amortization on these lease assets and increased interest on these additional lease liabilities. These lease payments will be recorded as financing outflows in the Consolidated Statements of Cash Flows.
During the third quarter, the Company continued to progress its IFRS 16 adoption impact analysis. The company-wide compilation and detailed review of contracts and supplier agreements to identify arrangements that may contain leases under IFRS 16 has been substantially completed. These agreements include, among others: equipment and other rental agreements, transportation contracts, and other service contracts. The Company is beginning its development of calculation methodologies and commencing the quantitative analysis for arrangements identified to represent additional finance leases under IFRS 16. The Company expects to complete this process in the fourth quarter of 2018. As such, it is not possible for the Company to make reasonable quantitative estimates of the effects of the new standard at this time.

d.	Basis of Consolidation
These unaudited condensed interim consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company; the most significant at September 30, 2018 and December 31, 2017 are presented in the following table:

Subsidiary	Location	Ownership Interest	Accounting	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Minera Corner Bay S.A. de C.V.	Mexico	100%	Consolidated	Alamo Dorado mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine & COSE project
Minera Joaquin S.R.L.	Argentina	100%	Consolidated	Joaquin project
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

3. MANAGEMENT OF CAPITAL
The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus share option reserve plus deficit, plus investment revaluation reserve) with a balance of $1.6 billion as at September 30, 2018 (December 31, 2017 - $1.5 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.
The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2017.

PAN AMERICAN SILVER CORP.	58

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

4. FINANCIAL INSTRUMENTS

a)	Financial assets and liabilities by categories

September 30, 2018 (1)	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$186,424	$—	$—	$186,424
Trade receivables from provisional concentrates sales(2)	—	38,592	—	38,592
Receivable not arising from sale of metal concentrates(2)	35,356	—	—	35,356
Short-term investments, equity securities	—	21,467	—	21,467
Short-term investments, other than equity securities	—	—	44,766	44,766
Derivative financial assets	—	1,414	—	1,414
	$221,780	$61,473	$44,766	$328,019
Financial Liabilities:
Derivative financial liabilities	$—	$—	$—	$—
	$—	$—	$—	$—

(1)	Financial assets and liabilities by categories presented in accordance with IFRS 9 (see Note 2b)

(2)	Included in Trade and other receivables.

December 31, 2017 (1)	Amortized cost	FVTPL	FVTOCI	Total
Financial Assets:
Cash and cash equivalents	$175,953	$—	$—	$175,953
Trade receivables from provisional concentrates sales(2)	—	51,952	—	51,952
Receivable not arising from sale of metal concentrates(2)	43,467	—	—	43,467
Short-term investments, equity securities	—	—	22,971	22,971
Short-term investments, other than equity securities	—	—	28,619	28,619
Derivative financial assets	—	1,092	—	1,092
	$219,420	$53,044	$51,590	$324,054
Financial Liabilities:
Derivative financial liabilities	$—	$1,906	$—	$1,906
	$—	$1,906	$—	$1,906

(1)	Financial assets and liabilities by categories presented in accordance with IAS 39.

(2)	Included in Trade and other receivables.

b)	Financial assets recorded at FVTPL
The Company’s short-term investments in equity securities are recorded at FVTPL. The losses from short-term investments in equity securities were recorded at FVTOCI for the three and nine months ended September 30, 2017 but were recorded at FVTPL for the three and nine months ended September 30, 2018 as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Unrealized net losses on short-term investments, equity securities(1)	$(287)	$—	$(1,010)	$—
Realized net losses on short-term investments, equity securities(1)	—	—	(49)	—
	$(287)	$—	$(1,059)	$—

(1)
Short-term investments in equity securities, previously classified as available for sale with fair value changes recorded through other comprehensive income, as of January 1, 2018, have been reclassified and measured as FVTPL.

PAN AMERICAN SILVER CORP.	59

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

c)	Financial assets recorded at FVTOCI
The Company’s short-term investments other than equity securities are recorded at fair value through other comprehensive income. The unrealized (losses) gains from short-term investments other than equity securities for the three and nine months ended September 30, 2018 and 2017 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Unrealized net gains (losses) on short-term investments, other than equity securities	$318	$(434)	$661	$(566)
Reclassification adjustment for realized (gains) losses on short-term investments, other than equity securities	(164)	151	(494)	111
	$154	$(283)	$167	$(455)

d)	Derivative instruments
The Company's derivative financial instruments are comprised of foreign currency and commodity contracts. The net gains (losses) on derivatives for the three and nine months ended September 30, 2018 and 2017 were comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Gains (losses) on foreign currency and commodity contracts:
Realized gains (losses) on foreign currency and commodity contracts	$1,478	$1,862	$1,160	$(651)
Unrealized gains (losses) on foreign currency and commodity contracts	289	(2,169)	3,246	3,098
	$1,767	$(307)	$4,406	$2,447
Loss on derivatives:
Loss on warrants	(238)	—	$(1,018)	$—
	$(238)	$—	$(1,018)	$—

e)	Fair value information
i)Fair Value Measurement
The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:
Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3: Inputs for the asset or liability based on unobservable market data

PAN AMERICAN SILVER CORP.	60

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statements of Financial Position at fair value on a recurring basis were categorized as follows:

	At September 30, 2018		At December 31, 2017
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$66,233	$—	$51,590	$—
Trade receivables from provisional concentrate sales	—	38,592	—	51,952
Derivative financial assets	—	1,414	—	1,092
Derivative financial liabilities	—	—	—	(1,906)
	$66,233	$40,006	$51,590	$51,138
The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2017.
ii)Valuation Techniques
 Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.
Derivative assets and liabilities
The Company’s derivative assets and liabilities were comprised of investments in warrants, commodity swaps and foreign currency contracts. The fair value of the warrants are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs. The Company's commodity swaps and foreign currency contracts are valued using observable market prices. Derivative instruments are classified within Level 2 of the fair value hierarchy.
Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

f)	Financial Instruments and related risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed are:

i)	Credit risk

ii)	Liquidity risk

iii)	Market risk
1. Currency risk
2. Interest rate risk
3. Price risk
The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

PAN AMERICAN SILVER CORP.	61

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

i)Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At September 30, 2018, the Company had receivable balances associated with buyers of its concentrates of $38.6 million (2017 - $52.0 million). The vast majority of the Company’s concentrate is sold to five well-known concentrate buyers.
Silver doré production from La Colorada, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At September 30, 2018, the Company had approximately $26.5 million (2017 - $21.9 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s metal sales. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.
ii)Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.
There was no significant change to the Company’s exposure to liquidity risk during the three and nine months ended September 30, 2018.

PAN AMERICAN SILVER CORP.	62

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

iii)Market Risk
1.Currency Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At September 30, 2018, the Company had no outstanding positions on its foreign currency exposure of MXN purchases. The Company recorded gains of $nil and $0.1 million, respectively on MXN derivative contracts for the three and nine months ended September 30, 2018 (2017 - gains of $0.4 million, and $4.6 million, respectively).
2.Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. At September 30, 2018, the Company has $8.4 million in lease obligations (2017 - $7.6 million), that are subject to an annualized interest rate of 2.2%.
The average interest rate earned by the Company during the three and nine months ended September 30, 2018 on its cash and short-term investments was 0.99% and 0.87%, respectively (2017 - 0.77%, and 0.68%, respectively).
3.Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s current policy is to not hedge the price of silver.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. At September 30, 2018, the Company had outstanding contracts to sell some of its base metals production.

5. SHORT-TERM INVESTMENTS

	September 30, 2018			December 31, 2017
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$66,233	$65,501	$732	$51,590	$49,985	$1,605

PAN AMERICAN SILVER CORP.	63

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

6. INVENTORIES
Inventories consist of:

	September 30, 2018	December 31, 2017
Concentrate inventory	$13,943	$11,582
Stockpile ore (1)	6,572	16,209
Heap leach inventory and in process (2)	117,200	108,509
Doré and finished inventory (3)	34,305	35,054
Materials and supplies	47,994	47,361
	$220,014	$218,715

(1)
Includes an impairment charge of $9.5 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines at September 30, 2018 (December 31, 2017 – $10.0 million at Manantial Espejo mine).

(2)
Includes an impairment charge of $18.5 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines at September 30, 2018 (December 31, 2017 - $10.3 million at Manantial Espejo and Dolores mines).

(3)
Includes an impairment charge of $6.3 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines at September 30, 2018. (December 31, 2017 - $2.9 million at Manantial Espejo mine).

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT
Mineral properties, plant and equipment consist of:

	September 30, 2018			December 31, 2017
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron mine, Peru	$205,468	$(117,209)	$88,259	$196,111	$(107,970)	$88,141
Morococha mine, Peru	239,503	(145,550)	93,953	230,932	(135,868)	95,064
Alamo Dorado mine, Mexico	183,190	(183,190)	—	194,023	(194,023)	—
La Colorada mine, Mexico	291,767	(116,150)	175,617	279,541	(100,970)	178,571
Dolores mine, Mexico	1,508,562	(956,253)	552,309	1,485,200	(908,651)	576,549
Manantial Espejo mine, Argentina	366,385	(358,430)	7,955	367,573	(353,322)	14,251
San Vicente mine, Bolivia	135,332	(84,963)	50,369	131,038	(79,595)	51,443
Other	24,275	(16,734)	7,541	24,174	(16,447)	7,727
Total	$2,954,482	$(1,978,479)	$976,003	$2,908,592	$(1,896,846)	$1,011,746

Land and Non-Producing Properties:
Land	$4,678	$(922)	$3,756	$4,990	$(1,234)	$3,756
Navidad project, Argentina	566,577	(376,101)	190,476	566,577	(376,101)	190,476
Minefinders projects, Mexico	91,362	(36,975)	54,387	73,956	(16,929)	57,027
Morococha, Peru	9,674	—	9,674	9,674	—	9,674
Argentine projects	60,752	—	60,752	44,376	—	44,376
Other	31,089	(11,256)	19,833	30,885	(11,257)	19,628
Total non-producing properties	$764,132	$(425,254)	$338,878	$730,458	$(405,521)	$324,937
Total mineral properties, plant and equipment	$3,718,614	$(2,403,733)	$1,314,881	$3,639,050	$(2,302,367)	$1,336,683

Disposals
On January 31, 2018, the Company completed the sale of 100% of the shares of Minera Aquiline Argentina SA, which owns the Calcatreu project ("Calcatreu"), to Patagonia Gold Canada Inc. for total consideration of $15 million in cash. The Company received $5 million at the date of sale with the remaining $10 million received on May 18, 2018. During the three and nine months ended September 30, 2018 the Company recorded $nil and a gain of $8.0 million ($6

PAN AMERICAN SILVER CORP.	64

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

million, net of tax expense), respectively, on the sale of Calcatreu included in gain on sale of mineral properties, plant and equipment.

8. IMPAIRMENT OF MINERAL PROPERTIES, PLANT AND EQUIPMENT
Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of September 30, 2018 no such indicators were noted, and no impairment charges or impairment charge reversals were required.

9. INVESTMENT IN ASSOCIATES
Investment in associates consist of:

	September 30, 2018	December 31, 2017
Investment in Maverix (1)	$69,298	$53,567
Investment in other	1,450	1,450
	$70,748	$55,017

(1)	The following table shows a continuity of the Company's investment in Maverix:

	2018	2017
Balance of investment in Maverix, January 1,	$53,567	$48,284
Investment in associate	—	2,473
Dilution gain	13,288	2,273
Adjustment for change in ownership interest	1,870	758
Income (loss) in associate	573	(480)
Balance of investment in Maverix, September 30,	$69,298	$53,308

Investment in Maverix:
The Company's warrant liability representing in substance ownership interest in Maverix was $14.6 million as at September 30, 2018 (December 31, 2017 - $14.3 million). The Company's share of Maverix income or loss was recorded, based on its 29% interest for the nine months ended September 30, 2018 representing the Company’s fully diluted ownership.
On June 29, 2018, Maverix closed a transaction with Newmont Mining Corp. and its affiliates ("Newmont") where Maverix acquired a portfolio of fifty (50) royalties from Newmont, for which Maverix issued to Newmont a total of 60 million common shares, 10 million common share purchase warrants, exercisable for five years at $1.64 per common share, and made a cash payment of $17 million (collectively, the "Newmont Transaction").
Deferred Revenue:
Deferred revenue relates to precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, to Maverix for $650 and $450 per ounce, respectively (the "Streams"). The deferred revenue liability recognized by the Company is the portion of the deferred revenue to be paid to Maverix owners other than Pan American through its ownership in Maverix.
The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix. On June 29, 2018, the Company recorded an additional $1.9 million of deferred revenue, as a

PAN AMERICAN SILVER CORP.	65

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

result of the diluted ownership in Maverix that arose on the Newmont transaction. As at September 30, 2018, the deferred revenue liability was $13.5 million (December 31, 2017 - $12.0 million).
During the three and nine months ended September 30, 2018, $0.1 million and $0.4 million, respectively (2017 - $nil and $0.1 million, respectively) was recognized for the delivery of 1,224 and 2,859 ounces of gold, respectively (2017 - 563 ounces and 1,556 ounces, respectively) from La Colorada to Maverix. All transactions with Maverix were in the normal course and measured at exchange amounts, which were the amounts of consideration established and agreed to by the Company and Maverix.
Income Statement Impacts:
The Company recognized dilution losses of $0.1 million and gains of $13.3 million for the three and nine months ended September 30, 2018 (2017 - gains of $0.4 million and $2.3 million, respectively). Dilution gains are recorded in share of loss from associate and dilution gain.
For the three and nine months ended September 30, 2018 the Company also recognized its share of income from associate of $0.2 million loss and $0.6 million income, respectively (2017 - $nil and $0.5 million loss, respectively) which represents the Company's proportionate share of Maverix's income (loss) during the period.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consist of:

	September 30, 2018	December 31, 2017
Trade accounts payable(1)	$43,634	$47,138
Royalties payable	8,016	4,896
Other accounts payable and trade related accruals	21,924	29,690
Payroll and related benefits	31,202	29,329
Severance accruals	2,113	1,092
Other taxes payable	2,555	3,439
Other	12,136	24,114
	$121,580	$139,698

(1)	No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

PAN AMERICAN SILVER CORP.	66

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

11. PROVISIONS

	Closure and Decommissioning	Litigation	Total
December 31, 2017	$65,396	$4,097	$69,493
Revisions in estimates and obligations incurred	(6,679)	—	(6,679)
Charged (credited) to earnings:
-new provisions	—	852	852
-change in estimate	—	(28)	(28)
-exchange gains on provisions	—	(233)	(233)
Charged in the year	—	(333)	(333)
Reclamation expenditures	(5,759)	—	(5,759)
Accretion expense (Note 16)	4,893	—	4,893
September 30, 2018	$57,851	$4,355	$62,206

Maturity analysis of total provisions:	September 30, 2018	December 31, 2017
Current	$4,774	$8,245
Non-Current	57,432	61,248
	$62,206	$69,493

12. FINANCE LEASE OBLIGATIONS
The following table presents a reconciliation of the total future minimum lease payments at September 30, 2018 and December 31, 2017 to their present value for equipment lease obligations at several of the Company's subsidiaries:

	September 30, 2018	December 31, 2017
Less than a year	$6,510	$5,879
2 years	2,119	1,845
	8,629	7,724
Less future finance charges	(190)	(165)
Present value of minimum lease payments	$8,439	$7,559
Less: current portion of finance lease obligation	(6,353)	(5,734)
Non-current portion of finance lease obligation	$2,086	$1,825

13. OTHER LONG TERM LIABILITIES
Other long term liabilities consist of:

	September 30, 2018	December 31, 2017
Deferred credit(1)	$20,788	$20,788
Other income tax payable	302	2,082
Severance accruals	4,338	4,084
	$25,428	$26,954

(1)
As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the Silver Stream alternative. The final contract for

PAN AMERICAN SILVER CORP.	67

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

the alternative is being discussed and pending the final resolution of this discussion, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

14. SHARE CAPITAL AND EMPLOYEE COMPENSATION PLANS
Transactions concerning stock options are summarized as follows in Canadian dollars ("CAD"):

	Stock Options
	Shares	Weighted Average Exercise Price CAD$
As at December 31, 2016	1,310,864	$16.81
Granted	91,945	$18.64
Exercised	(307,266)	$11.24
Expired	(61,891)	$40.22
Forfeited	(97,529)	$23.60
As at December 31, 2017	936,123	$16.56
Granted	—	—
Exercised	(125,762)	$11.14
Expired	—	—
Forfeited	(13,875)	$24.90
As at September 30, 2018	796,486	$17.27

Long Term Incentive Plan
During the three months ended September 30, 2018, 53,666 common shares were issued in connection with the exercise of options (2017 – 7,488 common shares), nil options expired (2017 - nil) and 13,875 options were forfeited (2017 – 11,380).
During the nine months ended September 30, 2018, 125,762 common shares were issued in connection with the exercise of options (2017 – 303,668 common shares), nil options expired (2017 - nil) and 13,875 options were forfeited (2017 – 97,529).
During the three and nine months ended September 30, 2018, nil and 10,338 common shares were issued to Directors in lieu of Directors fees of $nil and $0.2 million (2017 - nil and 12,291 common shares in lieu of fees of $nil and $0.2 million).
Share Option Plan
The following table summarizes information concerning stock options outstanding and options exercisable as at September 30, 2018. The underlying option agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at September 30, 2018	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Outstanding as at September 30, 2018	Weighted Average Exercise Price CAD$
$9.76 - $11.57	243,917	46.29	$10.05	243,917	$10.05
$11.58 - $17.01	84,798	42.65	$11.85	84,798	$11.85
$17.02 - $18.53	109,758	17.87	$18.36	109,758	$18.36
$18.54 - $24.90	358,013	28.45	$23.13	243,218	$24.78
	796,486	33.97	$17.27	681,691	$16.87

For the three and nine months ended September 30, 2018 the total employee share-based compensation expense recognized in the income statement was $1.0 million and $3.1 million, respectively (2017 - $0.8 million, and $2.4

PAN AMERICAN SILVER CORP.	68

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

million, respectively).
Performance Share Units ("PSU")
Compensation expense for PSU was $0.5 million and $1.2 million, respectively, for the three and nine months ended September 30, 2018 (2017 - $0.4 million and $0.9 million, respectively) and is presented as a component of general and administrative expense.
At September 30, 2018, the following PSU were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2016	141,790	$2,152
Granted	54,962	823
Paid out	(30,408)	(875)
Forfeited	—	—
Change in value	—	511
As at December 31, 2017	166,344	$2,611
Granted	—	—
Paid out	—	—
Forfeited	—	—
Change in value	—	(132)
As at September 30, 2018	166,344	$2,479

Restricted Share Units ("RSU")
Compensation expense for RSU was $nil and $1.3 million, respectively, for the three and nine months ended September 30, 2018 (2017 – $0.6 million and $2.0 million, respectively) and is presented as a component of general and administrative expense.
At September 30, 2018, the following RSU were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2016	315,423	$4,764
Granted	184,187	2,698
Paid out	(222,006)	(3,257)
Forfeited	(15,591)	(243)
Change in value	—	136
As at December 31, 2017	262,013	$4,098
Granted	—	—
Paid out	—	—
Forfeited	(15,559)	(229)
Change in value	—	(210)
As at September 30, 2018	246,454	$3,659

Issued share capital
The Company is authorized to issue 200,000,000 common shares of no par value.

PAN AMERICAN SILVER CORP.	69

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Dividends
The Company declared the following dividends for the nine months ended September 30, 2018 and 2017:

Declaration Date	Record Date	Dividend per common share
November 6, 2018 (1)	November 19, 2018	$0.0350
August 8, 2018	August 20, 2018	$0.0350
May 9, 2018	May 22, 2018	$0.0350
February 20, 2018	March 5, 2018	$0.0350
August 9, 2017	August 21, 2017	$0.0250
May 9, 2017	May 23, 2017	$0.0250
February 14, 2017	February 27, 2017	$0.0250

(1)	These dividends were declared subsequent to the quarter ended September 30, 2018 and have not been recognized as distributions to owners during the period presented.

15. PRODUCTION COSTS
Production costs are comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Consumption of raw materials and consumables	$48,265	$41,063	$136,042	$122,181
Employee compensation and benefits expense	45,151	42,036	128,029	123,649
Contractors and outside services	20,636	20,159	65,354	62,655
Utilities	7,659	6,140	18,449	18,388
Severance costs related to mine operations	—	—	—	3,509
Other expenses	6,929	9,956	23,830	29,065
Changes in inventories (1)	21,957	(9,525)	7,755	1,526
	$150,597	$109,829	$379,459	$360,973

(1)
Includes NRV adjustments to inventory to increase production costs by $23.4 million and $11.1 million for the three and nine months ended September 30, 2018, respectively (2017 - increase by $1.3 million and increase by $6.8 million, respectively).

16. INTEREST AND FINANCE EXPENSE (RECOVERY)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Interest expense (recovery)	$118	$855	$(795)	$(1,463)
Finance fees	552	156	1,736	1,815
Accretion expense (Note 11)	1,631	1,493	4,893	4,480
	$2,301	$2,504	$5,834	$4,832

PAN AMERICAN SILVER CORP.	70

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

17. EARNINGS PER SHARE (BASIC AND DILUTED)

For the three months ended September 30,		2018		2017
	Loss (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net (loss) earnings (1)	$(9,460)			$17,256
Basic (loss) earnings per share	$(9,460)	153,301	$(0.06)	$17,256	153,173	$0.11
Effect of Dilutive Securities:
Stock Options	—	184		—	249
Diluted (loss) earnings per share	$(9,460)	153,485	$(0.06)	$17,256	153,422	$0.11

(1)	Net (loss) earnings attributable to equity holders of the Company.

For the nine months ended September 30,		2018		2017
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (1)	$74,103			$72,099
Basic earnings per share	$74,103	153,302	$0.48	$72,099	153,024	$0.47
Effect of Dilutive Securities:
Stock Options	—	213		—	300
Diluted earnings per share	$74,103	153,515	$0.48	$72,099	153,324	$0.47

(1)	Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the three and nine months ended September 30, 2018 were 266,068 and 266,068 out-of-the-money options, respectively (2017 – 341,843 and 341,843, respectively).

18. SUPPLEMENTAL CASH FLOW INFORMATION
The following tables summarize other adjustments for non-cash income statement items, changes in operating working capital items and significant non-cash items:

	Three months ended September 30,		Nine months ended September 30,
Other operating activities	2018	2017	2018	2017
Adjustments for non-cash income statement items:
Share-based compensation expense	$964	$775	$3,072	$2,394
Loss on securities held	287	—	1,010	—
(Gains) losses on commodity and foreign currency contracts (Note 4d)	(1,767)	307	(4,406)	(2,447)
Loss on derivatives (Note 4d)	238	—	1,018	—
Share of loss (income) from associate and dilution gain (Note 9)	411	(373)	(13,861)	(1,793)
Net realizable value adjustment for inventories	23,432	1,336	11,067	6,812
	$23,565	$2,045	$(2,100)	$4,966

PAN AMERICAN SILVER CORP.	71

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	Three months ended September 30,		Nine months ended September 30,
Changes in non-cash operating working capital items:	2018	2017	2018	2017
Trade and other receivables	$91	$8,976	$6,523	$576
Inventories	(2,859)	(9,461)	(4,030)	(5,908)
Prepaid expenses	476	(431)	1,818	(1,068)
Accounts payable and accrued liabilities	7,574	9,926	2,357	7,961
Provisions	(1,098)	(2,095)	(6,032)	(5,045)
	$4,184	$6,915	$636	$(3,484)

	Three months ended September 30,		Nine months ended September 30,
Significant non-cash items:	2018	2017	2018	2017
Assets acquired by finance lease	$920	$745	$6,578	$3,615
Shares issued as compensation	$—	$—	$182	$217
Shares issued as consideration for Joaquin	$—	$—	$—	$8,650

Cash and Cash Equivalents	September 30, 2018	December 31, 2017
Cash in banks	$114,185	$160,001
Short-term money markets investments	72,239	15,952
Cash and cash equivalents	$186,424	$175,953

19. SEGMENTED INFORMATION
All of the Company’s operations are within the mining sector, conducted through operations in four countries. Due to geographic and political diversity, the Company’s mining operations are decentralized in nature whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. We have determined that each producing mine and significant development property represents an operating segment. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. Operating results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia.

PAN AMERICAN SILVER CORP.	72

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

Significant information relating to the Company’s reportable operating segments is summarized in the table below:

	Three months ended September 30, 2018
	Peru		Mexico			Argentina		Bolivia	Canada
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Pas Corp	Other	Total
Revenue	$26,415	$26,314	$55,639	$—	$43,065	$22,194	$—	$14,090	$—	$—	$187,717
Depreciation and amortization	(3,351)	(3,688)	(20,938)	—	(6,945)	(1,231)	(22)	(1,604)	(41)	(60)	(37,880)
Exploration and project development	(14)	(174)	(350)	—	(75)	(780)	(964)	—	(330)	(321)	(3,008)
Interest income	9	29	—	1	—	43	33	—	241	81	437
Interest and financing expense	(197)	(144)	(349)	(127)	(120)	(737)	(24)	(64)	(527)	(12)	(2,301)
(Loss) gain on disposition of assets	—	(22)	—	268	(23)	—	—	—	—	2	225
Share of loss from associate and dilution gain	—	—	—	—	—	—	—	—	(411)	—	(411)
Loss on derivatives	—	—	—	—	—	—	—	—	(238)	—	(238)
Foreign exchange gains (losses)	59	63	1,519	75	(88)	(2,259)	(1,180)	249	(1,871)	293	(3,140)
Gain on commodity and foreign currency contracts	—	—	—	—	—	—	—	—	1,767	—	1,767
Earnings (loss) before income taxes	3,041	4,567	(19,774)	(482)	13,052	(10,730)	(2,348)	1,440	(7,079)	1,164	(17,149)
Income tax (expense) recovery	(183)	(1,765)	15,961	109	(1,815)	(713)	63	(583)	(849)	(2,310)	7,915
Net earnings (loss) for the period	2,858	2,802	(3,813)	(373)	11,237	(11,443)	(2,285)	857	(7,928)	(1,146)	(9,234)
Capital expenditures	$4,813	$3,509	$11,735	$—	$4,974	$6,728	$5	$1,730	$54	$7	$33,555

	Nine months ended September 30, 2018
	Peru		Mexico			Argentina		Bolivia	Canada
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Pas Corp	Other	Total
Revenue	$85,059	$91,234	$188,320	$—	$122,713	$76,100	$—	$47,712	$—	$—	$611,138
Depreciation and amortization	(9,516)	(11,735)	(61,810)	—	(17,137)	(4,566)	(65)	(4,934)	(105)	(176)	(110,044)
Exploration and project development	(653)	(475)	(1,253)	—	(168)	(781)	(1,944)	—	(1,371)	(984)	(7,629)
Interest income	35	68	—	4	—	267	102	—	710	197	1,383
Interest and financing (expense) recovery	(592)	(442)	140	(381)	(357)	(2,267)	(72)	(192)	(1,641)	(30)	(5,834)
(Loss) gain on disposition of assets	(2)	(22)	(72)	624	—	—	—	(518)	195	7,824	8,029
Share of income from associate and dilution gain	—	—	—	—	—	—	—	—	13,861	—	13,861
Loss on derivatives	—	—	—	—	—	—	—	—	(1,018)	—	(1,018)
Foreign exchange gains (losses)	104	92	1,750	(340)	(151)	(1,834)	(2,957)	675	(6,613)	(458)	(9,732)
Gain on commodity and foreign currency contracts	—	—	—	—	—	—	—	—	4,406	—	4,406
Earnings (loss) before income taxes	18,197	27,012	(7,707)	(2,771)	50,026	961	(5,561)	8,340	(8,378)	10,608	90,727
Income tax (expense) recovery	(7,427)	(9,537)	15,664	8,377	(13,210)	(1,134)	(23)	(2,879)	(2,984)	(1,956)	(15,109)
Net earnings (loss) for the period	10,770	17,475	7,957	5,606	36,816	(173)	(5,584)	5,461	(11,362)	8,652	75,618
Capital expenditures	$9,348	$7,331	$45,889	$—	$14,315	$19,422	$30	$5,320	$289	$102	$102,046

PAN AMERICAN SILVER CORP.	73

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	As at September 30, 2018
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Pas Corp	Other	Total
Total assets	$111,986	$135,870	$807,767	$20,583	$245,985	$57,717	$195,464	$87,065	$232,319	$109,431	$2,004,187
Total liabilities	$40,868	$37,917	$145,885	$3,446	$62,723	$27,282	$1,572	$42,226	$28,588	$32,078	$422,585

	Three months ended September 30, 2017
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue	$35,356	$31,558	$44,729	$2,006	$42,352	$23,093	$—	$11,697	$—	$190,791
Depreciation and amortization	(3,530)	(2,811)	(15,176)	—	(4,508)	(1,034)	(22)	(1,433)	(80)	(28,594)
Exploration and project development	(326)	(394)	(728)	—	(1,976)	(2,616)	(469)	—	(1,019)	(7,528)
Interest income (expense)	18	24	—	1	—	198	34	(6)	124	393
Interest and financing expenses	(206)	(151)	(295)	(89)	(116)	(742)	(25)	(58)	(822)	(2,504)
Gain on disposition of assets	—	14	1	4	—	—	—	36	596	651
Share of income from associate and dilution gain	—	—	—	—	—	—	—	—	373	373
Foreign exchange gains (losses)	18	5	1,049	(782)	(1,179)	(716)	(382)	195	(60)	(1,852)
Loss on commodity and foreign currency contracts	—	—	—	—	—	—	—	—	(307)	(307)
Earnings (loss) before income taxes	11,484	10,881	(2,535)	(2,205)	18,175	(4,609)	(2,316)	1,603	(2,158)	28,320
Income tax (expense) recovery	(5,033)	(1,886)	3,993	(2)	(6,181)	—	(11)	(407)	(967)	(10,494)
Net earnings (loss) for the period	6,451	8,995	1,458	(2,207)	11,994	(4,609)	(2,327)	1,196	(3,125)	17,826
Capital expenditures	$1,512	$2,251	$16,333	$—	$5,724	$3,645	$22	$2,400	$112	$31,999

	Nine months ended September 30, 2017
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue	$96,939	$86,980	$138,090	$15,678	$125,375	$83,281	$—	$44,454	$—	$590,797
Depreciation and amortization	(10,130)	(8,401)	(46,852)	(10)	(14,096)	(3,741)	(64)	(5,108)	(246)	(88,648)
Exploration and project development	(1,285)	(1,086)	(1,780)	—	(2,076)	(3,652)	(2,354)	—	(3,253)	(15,486)
Interest income	42	37	—	2	—	406	62	(1)	500	1,048
Interest and financing expense	(632)	(429)	1,909	(269)	(350)	(2,130)	(75)	(174)	(2,682)	(4,832)
(Loss) gain on disposition of assets	(154)	(114)	11	504	(319)	—	—	70	987	985
Share of loss from associate and dilution gain	—	—	—	—	—	—	—	—	1,793	1,793
Foreign exchange (losses) gains	(67)	(11)	1,621	(578)	(920)	(1,231)	(571)	666	1,862	771
Gain on commodity and foreign currency contracts	—	—	—	—	—	—	—	—	2,447	2,447
Earnings (loss) before income taxes	28,746	28,701	4,622	(3,650)	55,218	(16,713)	(4,458)	9,863	(8,716)	93,613
Income tax (expense) recovery	(11,128)	(5,579)	17,798	402	(11,102)	294	(41)	(3,064)	(7,406)	(19,826)
Net earnings (loss) for the period	17,618	23,122	22,420	(3,248)	44,116	(16,419)	(4,499)	6,799	(16,122)	73,787
Capital expenditures	$5,779	$6,591	$63,095	$—	$18,816	$4,909	$22	$6,207	$340	$105,759

	As at December 31, 2017
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Pas Corp	Other	Total
Total assets	$116,138	$131,180	$833,397	$17,125	$231,205	$125,088	$194,225	$85,869	$210,286	$48,819	$1,993,332
Total liabilities	$46,184	$36,058	$176,464	$8,163	$65,145	$43,408	$1,296	$30,819	$28,939	$35,805	$472,281

PAN AMERICAN SILVER CORP.	74

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

	Three months ended September 30,		Nine months ended September 30,
Product Revenue	2018	2017	2018	2017
Refined silver and gold	$84,492	$75,456	280,845	251,314
Zinc concentrate	31,422	36,018	113,338	98,743
Lead concentrate	39,557	37,876	112,669	120,087
Copper concentrate	21,103	31,547	67,292	84,311
Silver concentrate	$11,143	$9,894	36,994	36,342
Total	$187,717	$190,791	611,138	590,797

20. INCOME TAXES
Components of Income Tax Expense

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Current income tax expense	$8,160	$12,615	$43,902	$36,171
Deferred income tax recovery	(16,075)	(2,121)	(28,793)	(16,345)
Income tax (recovery) expense	$(7,915)	$10,494	$15,109	$19,826
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table which results in an effective tax rate that varies considerably from the comparable period. The main factors that affected the effective tax rate for the three and nine months ended September 30, 2018 and the comparable period of 2017 were foreign exchange fluctuations, changes in the recognition of certain deferred tax assets, mining taxes paid, and withholding taxes on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.
Reconciliation of Effective Income Tax Rate

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(Loss) earnings before taxes and non-controlling interest	$(17,149)	$28,320	$90,727	$93,613
Statutory Canadian income tax rate	27.00%	26.00%	27.00%	26.00%
Income tax (recovery) expense based on above rates	$(4,631)	$7,363	$24,496	$24,339
Increase (decrease) due to:
Non-deductible expenditures	1,134	811	3,009	3,153
Foreign tax rate differences	(3,447)	1,026	(439)	(966)
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	946	463	2,478	1,561
- Other deferred tax assets	1,060	435	(15,496)	(2,298)
Non-taxable portion of net earnings of affiliates	(873)	(1,300)	(2,637)	(3,752)
Tax on sale of royalty	—	—	—	1,400
Effect of other taxes paid (mining and withholding)	1,425	3,278	10,755	10,417
Effect of foreign exchange on tax expense	(8,147)	620	(6,564)	(16,517)
Non-taxable impact of foreign exchange	4,840	(400)	2,442	7,562
Change in current tax expense estimated for prior years	—	—	(2,030)	(3,503)
Other	(222)	(1,802)	(905)	(1,570)
Income tax (recovery) expense	$(7,915)	$10,494	$15,109	$19,826
Effective income tax rate	46.15%	37.06%	16.65%	21.18%

PAN AMERICAN SILVER CORP.	75

Notes to the Condensed Interim Consolidated Financial Statements
As at September 30, 2018 and December 31, 2017, and for the
three and nine month periods ended September 30, 2018 and 2017
(Unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts, unless otherwise noted)

21. CONTINGENCIES
The Company is subject to various legal, tax, environmental and regulatory matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. In the opinion of management none of these matters are expected to have a material adverse effect on the results of operations or financial conditions of the Company. There have been no significant changes to contingencies from those disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2017.

22. RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. All related party transactions for the three and nine months ended September 30, 2018 and 2017 have been disclosed in these condensed interim consolidated financial statements. Transactions with Maverix, an associate of the Company, have been disclosed in Note 9 of these condensed interim consolidated financial statements.
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

PAN AMERICAN SILVER CORP.	76